Exhibit 99.1

510 Burrard St, 3rd Floor
Date: April 13, 2018	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DXI ENERGY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 07, 2018
Record Date for Voting (if applicable) :	May 07, 2018
Beneficial Ownership Determination Date :	May 07, 2018
Meeting Date :	June 20, 2018
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	23286A104	CA23286A1049

Sincerely,

Computershare
Agent for DXI ENERGY INC.